UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street
Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN
Jackson, Mississippi

Audited Financial Statements
Years Ended December 31, 2023 and 2022

Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Associates Benefits Subcommittee and Participants
Trustmark 401(k) Plan
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Contents
Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2015.

Miami, Florida

June 26, 2024

Contents
TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022

Investments, at fair value	$381,345,960	$342,972,828
Notes receivable from participants	5,002,680	4,361,971
Employer contributions receivable	347,409	357,822

Net assets available for benefits	$386,696,049	$347,692,621

See accompanying notes to financial statements.

Contents
TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2023 and 2022

	2023	2022

Contributions
Employer	$10,814,601	$10,211,635
Participant	14,850,292	13,942,490
Rollovers/Other	2,088,173	1,716,829
Total contributions	27,753,066	25,870,954

Net investment income (loss)
Net appreciation (depreciation) in fair value of investments	43,607,184	(66,268,856)
Interest and dividends	6,434,554	6,319,738
Total net investment income (loss)	50,041,738	(59,949,118)

Interest income from notes receivable from participants	298,430	198,014

Deductions
Benefits paid to participants	(38,959,350)	(36,836,079)
Fees	(130,456)	(177,184)
Total deductions	(39,089,806)	(37,013,263)

Net increase (decrease) in net assets available for benefits	39,003,428	(70,893,413)

Net assets available for benefits
Beginning of year	347,692,621	418,586,034
End of year	$386,696,049	$347,692,621

See accompanying notes to financial statements.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description

The following description of the Trustmark 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the “Company”) and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974, as amended.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after one month of employment.

Plan Administration

Empower Retirement refers to the products and services offered in the retirement markets by Great-West Life & Annuity Insurance Company (“GWL&A”).  Great-West Trust Company, LLC is a subsidiary of GWL&A and is the custodian of the Plan’s assets.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  All trustee functions related to the employer stock held by the Plan are handled by Newport Trust Company and all trustee functions related to all other Plan investments are handled by Great-West Trust Company.

Participant Contributions

The Plan allows participants to make voluntary before‑tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code (“IRC”).  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan.

All newly eligible participants are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect to participate at a different rate.  Automatically enrolled participants have their initial deferral rate set at 3% of their eligible compensation.  The deferral rate automatically increases by 1% annually up to a maximum deferral rate of 6%.

Participants may elect to contribute through the Roth 401(k) contribution option on an after-tax basis.  The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions.

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by March 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 1.	Plan Description (Continued)

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch‑up contributions to the Plan. Catch‑up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service (“IRS”) annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution on the first day of the month following one month of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2023 and 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) and charged with an allocation of administrative expenses.  Allocations are based on participant compensation deferrals or account balances, as defined.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant’s account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, all employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump‑sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan.  On December 31, 2023, the interest rate on all outstanding participant loans was from 4.25% to 9.50% with maturity dates ranging from January 2024 to December 2038.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 1.	Plan Description (Continued)

Principal and interest payments occur ratably through regular payroll deductions and over a period not to exceed five years unless the notes receivable were used to purchase a primary residence in which case the notes receivable term may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Note 2.	Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2023 and 2022.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 2.	Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold, or held during the year.

Administrative Fees

Certain administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Note 3.	Risks and Uncertainties

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets.  Investment securities are exposed to several risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 4.	Tax Status

The IRS has determined and informed the Company by a letter dated December 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 5.	Party-In-Interest Transactions

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2023 and 2022, dividends of $549,514 and $595,427, respectively, were received by the Plan from the Company.  The Plan held 585,465 and 628,523 shares valued at $16,322,737 and $21,941,735 on December 31, 2023 and 2022, respectively.

GWL&A performs services, sells products, and maintains certain investments of the Plan for which fees are charged to the Plan.  Newport Trust Company serves as an independent fiduciary and investment manager for the Employer Stock Fund.  Party-in-interest transactions also include notes receivable from participants.  Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions.

Note 6.	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement (“ASC Topic 820”), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 6.	Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used on December 31, 2023 and 2022.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund, mutual funds, and self-directed brokerage accounts (Level 1):  Valued at the NAV of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.  Self-directed brokerage accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Collective investment funds:  Valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

	Assets at Fair Values as of December 31, 2023
	Level 1	Total

Mutual funds	$173,631,190	$173,631,190
Common stock of Trustmark Corporation	16,322,737	16,322,737
Self-directed brokerage accounts	15,775,747	15,775,747

Total investments at fair value	205,729,674	205,729,674

Collective investment funds measured at NAV*	-	175,616,286

Total investments	$205,729,674	$381,345,960

	Assets at Fair Values as of December 31, 2022
	Level 1	Total

Mutual funds	$147,860,627	$147,860,627
Common stock of Trustmark Corporation	21,941,735	21,941,735
Self-directed brokerage accounts	12,003,508	12,003,508

Total investments at fair value	181,805,870	181,805,870

Collective investment funds measured at NAV*	-	161,166,958

Total investments	$181,805,870	$342,972,828

There were no investments measured using Level 2 or Level 3 during the years ending December 31, 2023 and 2022.

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 6.	Fair Value Measurements (Continued)

The fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent), are as follows:

	Fair Value at	Unfunded	Redemption	Redemption
Investment	December 31, 2023	Commitments	Frequency	Notice Period

Collective investment funds	$175,616,286	N/A	Daily	Daily

	Fair Value at	Unfunded	Redemption	Redemption
Investment	December 31, 2022	Commitments	Frequency	Notice Period

Collective investment funds	$161,166,958	N/A	Daily	Daily

The collective investment funds participate in a stable value fund that invests primarily in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds.  Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, US treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds.  The fund may also invest in futures contracts, option contracts, and swap agreements.

The collective investment funds also participate in retirement trusts that invest primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors.  The allocation to equity-based underlying trusts is expected to become increasingly conservative over time, with substantial exposure to equity-based underlying trusts remaining at the end of its target year and the most conservative allocation projected to occur within 30 years after the target date is reached.

Contents

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2023 and 2022

NOTES TO FINANCIAL STATEMENTS
Note 7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the corresponding amounts shown in the Plan’s Form 5500 as of December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$386,696,049	$347,692,621
Adjustment from fair value to current value on collective investment funds	(1,709,751)	(2,789,346)
Net assets available for plan benefits per the Form 5500	$384,986,298	$344,903,275

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2023 and 2022, to the corresponding amounts shown on the Plan’s Form 5500:

	2023	2022
Total investment income (loss) per the financial statements	$50,041,738	$(59,949,118)
Adjustment from fair value to current value on collective investment funds	1,079,595	(3,165,128)
Total investment income (loss) per Form 5500	$51,121,333	$(63,114,246)

Note 8.	SECURE ACT 2.0

On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0.  SECURE Act 2.0 contains over 90 new retirement provisions, with varying effective dates through 2027.  Since SECURE Act 2.0 provisions include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan documents accordingly.  Certain provisions will become effective in 2024 and thereafter.  Accordingly, there is no material impact to the Plan’s 2023 financial statements.

Note 9.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 26, 2024, and has determined that no significant events occurred after December 31, 2023, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Contents
SUPPLEMENTAL SCHEDULE

Contents
TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023

		(b) Identity of Issue,	(c) Description of Investment, including
		Borrower, Lessor	Maturity Date, Rate of Interest,	Shares/Units		(e) Current
(a)		or Similar Party	Collateral, Par or Maturity Value	Held	(d) Cost	Value

		Collective investment funds
	***	Putnam	Stable Value Fund	30,257,220	**	$28,547,469
		T. Rowe Price	Retirement 2010 Trust Fund	61,319	**	1,261,318
		T. Rowe Price	Retirement 2015 Trust Fund	123,909	**	2,778,026
		T. Rowe Price	Retirement 2020 Trust Fund	433,297	**	10,533,455
		T. Rowe Price	Retirement 2025 Trust Fund	942,211	**	24,883,771
		T. Rowe Price	Retirement 2030 Trust Fund	1,089,298	**	31,088,543
		T. Rowe Price	Retirement 2035 Trust Fund	863,587	**	26,313,473
		T. Rowe Price	Retirement 2040 Trust Fund	497,179	**	15,904,741
		T. Rowe Price	Retirement 2045 Trust Fund	470,827	**	15,419,579
		T. Rowe Price	Retirement 2050 Trust Fund	238,010	**	7,809,077
		T. Rowe Price	Retirement 2055 Trust Fund	172,004	**	5,639,980
		T. Rowe Price	Retirement 2060 Trust Fund	137,680	**	2,888,509
		T. Rowe Price	Retirement Balanced Trust Fund	44,347	**	838,594

			Total collective investment funds			173,906,535

		Common stock fund
	*	Trustmark Corporation	Common Stock	585,465	**	16,322,737

		Mutual funds
		Allspring	Common Stock R6 Fund	81,331	**	1,574,562
		American Funds	Euro Pacific Growth Fund R6	89,212	**	4,879,869
		Baird	Core Plus Bond Institutional Fund	776,448	**	7,896,473
		Harbor	Capital Appreciation Institutional Fund	352,079	**	33,972,065
		John Hancock	Alternative Asset Allocation Fund I	36,312	**	547,934
		Legg Mason	BW Global Opportunities Bond Fund	45,842	**	429,994
		Invesco	International Small Mid Co Fund Y	245,824	**	10,459,788
		Vanguard	500 Index Admiral Fund	55,725	**	24,518,319
		Vanguard	Equity-Income Admiral Fund	419,856	**	35,381,231
		Vanguard	Inflation-Protected Securities Admiral Fund	83,859	**	1,931,258
		Vanguard	Mid Cap Index Institutional Fund	361,634	**	23,014,347
		Vanguard	Small Cap Index Institutional Fund	202,491	**	20,692,534
		Vanguard	Total Bond Market Index Admiral Fund	268,947	**	2,611,473
		Vanguard	Total International Stock Index Admiral Fund	183,789	**	5,721,343

			Total mutual funds			173,631,190

		Self-directed brokerage accounts
		Charles Schwab & Co., Inc.	Cash & Cash Equivalents		**	3,660,276
		Charles Schwab & Co., Inc.	Various Mutual Funds		**	1,437,063
		Charles Schwab & Co., Inc.	Various Unit Investment Trusts		**	10,678,408

			Total self-directed brokerage accounts			15,775,747

	*	Notes receivable from participants	Interest rates from 4.25% to 9.50% with various maturity dates		-	5,002,680

			Total assets (held at end of year)			$384,638,889

	*	Denotes party-in-interest.

	**	(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

	***	Fair value totals $30,257,220.

Contents
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Thomas C. Owens
Thomas C. Owens
Treasurer, Principal Financial Officer

DATE:	June 26, 2024

Contents
EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm